Filed Pursuant to Rule 433
Registration Statement No.:  333-209760

Customers Bancorp, Inc.
Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series E
Pricing Term Sheet
Issuer:	Customers Bancorp, Inc.
Title of Security:	Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series E (the "Series E Preferred Stock")
Size:	$50,000,000.00 (representing 2,000,000 shares), or $57,500,000.00 (representing 2,300,000 shares) if the underwriters exercise their option to purchase additional shares in full
Maturity:	Perpetual
Liquidation Preference:	$25.00 per share
Dividend Rate (Non-Cumulative):
At a rate per annum equal to 6.45% up to but excluding June 15, 2021; from and including June 15, 2021 until the redemption date (if any), at a floating rate per annum equal to three-month U.S. dollar LIBOR plus a spread of 5.14% per annum; in each case, only when, as and if declared.

Dividend Payment Dates:	March 15, June 15, September 15 and December 15 each year, commencing June 15, 2016.
Redemption:
At the Issuer's option (i) on any dividend payment date occurring on or after June 15, 2021, in whole or in part, at a redemption price equal to $25.00 per share, plus the per share amount of any declared and unpaid dividends and (ii) in whole but not in part at any time within 90 days following the occurrence of a "regulatory capital treatment event," as described in the prospectus supplement, at a redemption price equal to $25.00 per share, plus any declared and unpaid dividends.

Trade Date:	April 21, 2016
Settlement Date:	April 28, 2016 (T+5)
Public Offering Price:	$25.00 per share
Underwriting Discount:	$0.7875 per share
Net Proceeds (before expenses) to the Issuer:	$48,425,000.00, or $55,688,750.00 if the underwriters exercise their option to purchase additional shares in full.
Listing:	The Issuer intends to file an application to list the shares of Series E Preferred Stock on the New York Stock Exchange under the symbol "CUBIPrE"
CUSIP/ISIN:	23204G 605/US23204G6052
Joint Book-Running Managers:	UBS Securities LLC Morgan Stanley & Co. LLC

The issuer has filed a registration statement (including a prospectus and preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents incorporated by reference therein for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request it by calling UBS Securities LLC at 1-888-827-7275 or Morgan Stanley & Co. LLC at 1-866-718-1649.